SECURITIES
                             AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------

                                    FORM 6-K

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                            For the month of May 2007
                        Commission File Number: 001-32229

                               ---------------------

                             Homex Development Corp.
                 (Translation of registrant's name into English)

                            Andador Javier Mina 891-B
                             Colonia Centro Sinaloa
                         80200 Culiacan, Sinaloa, Mexico

                               ---------------------
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F   X             Form 40-F
                             -----                     -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                       No   X
                       ------                   -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.


This report consists of a press release made by Homex Development Corp announcing that Mr. Jose Ignacio de Nicolas Gutierrez, a member of the Homex Board of Directors, decided to sell an important part of his interest in Homex through the Mexican Stock Exchange. Attached hereto is a copy of the press release dated May 15, 2007.


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                                    Signature

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
                                               Homex Development Corp.

                                               By:    /s/ Mario Gonzalez
                                                      ----------------------
                                               Name:  Mario Gonzalez
                                               Title: Chief Financial Officer

Date: May 15, 2007